

April 7, 2011

Hans E. Vanden Noort
Senior Vice President and Chief Financial Officer
Rayonier Inc.
130 Riverplace Boulevard
Jacksonville, FL 32207

> **Re:** **Rayonier Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 23, 2011**
> **File No. 001-06780**

Dear Mr. Vanden Noort:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

1.   We note from your disclosure on page F-8 that you capitalize costs related to acquiring, planting and growing timber including real estate taxes, lease rental payments and site preparation. Please tell us if you capitalize any costs related to interest expense, payroll or any other soft costs and if so please tell us the amounts and consider expanding your disclosures in future filings to include a narrative discussion of these capitalized costs.

Outlook for 2011, page 28

2.   In future filings, please revise your projections of future economic performance to provide the information required by Item 10(b) of Regulation S-K. For example, the

disclosures accompanying the projections should facilitate investor understanding of the basis for and limitations of projections. Refer to Item 10(b)(3)(i) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, you may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3486.

Sincerely,

Daniel L. Gordon
Branch Chief